Over 15% Change in Revenue or Profit

1. Income			Increase/ Decrease	Rate
Statement (KRW)	2006	2005	Amount	(%)
Operating Revenue	1,723,346,384,966	1,444,411,001,380	278,935,383,586	19.3

Operating Income	30,842,808,215	53,228,472,695	-22,385,664,480	-42.1

Ordinary Income(Loss)	-86,046,821,891	-202,692,376,091	116,645,554,200	57.5

Net Income(Loss)	-86,046,821,891	-208,839,950,241	122,793,128,350	58.8

2. Balance Sheet(KRW)	2006		2005

Total Assets	2,854,445,027,854		2,980,100,819,349

Total Liabilities	1,361,278,819,067		1,412,513,962,759

Shareholders’ equity	1,493,166,208,787		1,567,586,856,590

Capital Stock	1,161,229,455,000		2,310,675,900,000

* Impaired capital rate(%) = [(capital-equity capital)/capital] x 100	N/A		32.2

* (ordinary loss/ equity capital) x 100(%)	5.8		8.8

3. Main Reasons for Changes in Profits/Losses	- Revenues rose 19% due to the revenue growth in broadband, voice and corporate business including leased line over last year. - Operating profit fell by 42% due to the increased marketing expenses including expenses to acquire broadband subscribers. - Net loss decreased mainly because of non-occurrence of one-time costs arising from the acquisition of Korea Thrunet Co.,Ltd.

4. Date of BOD resolution	February 7, 2007 - Outside director: 5 out of 6 were present. - Audit committee members who are not outside directors : Present

5. Others	The ordinary loss ratio for the previous fiscal year was calculated based on capital stock.

* Date of relevant disclosure	N/A

• The above-stated figures are unaudited preliminary financial data and could be subject to change.